SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
                           (ss.240.13e-3) thereunder)
                                 Amendment No.1

                           Marlton Technologies, Inc.
 -------------------------------------------------------------------------------
                              (Name of the Issuer)


          Marlton Technologies, Inc., Redwood Acquisition Corp., Jeffrey K. Harrow, Scott J. Tarte, Robert B. Ginsburg, Alan I. Goldberg,
          Donald R. Sparks, Sr., Fred Cohen, Seymour Hernes and Charles P. Stetson, Jr. (a/k/a Lombard Associates).
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                      Common Stock, no par value per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    571263102
         -----------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           Alan I. Goldberg, Corporate Secretary
                           Marlton Technologies, Inc.
                           2828 Charter Road
                           Philadelphia, Pennsylvania 19154

                           Avron I. Brog, Esq.
                           Robinson Brog Leinwand Greene Genovese & Gluck P.C. 1345 Avenue of the Americas
                           New York, New York 10105

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1]. Regulation 14C [17CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [ss.240.13e-3(c)] under the
   Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee


    Transaction                                          Amount of filing fee
     valuation *                                         $176.15

    $1,914,652.20

         * Set forth the amount on which the filing fee is calculated and state how it was determined. The value of the transaction is $1,914,652.20, calculated as follows: 6,382,174 shares of common stock are being acquired in the merger for $.30 per share. The consideration payable with respect to the warrants to acquire 100,000 shares of Common Stock, after giving effect to the exercise price therefor, is a negative amount and, accordingly, is not included in this calculation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $176.15
Form or Registration No.:      SCHEDULE 14A - PRELIMINARY PROXY STATEMENT

Filing Party: Marlton Technologies,
Inc.

Date Filed:   February 26, 2003

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

                              CROSS REFERENCE SHEET


         This Amendment No. 1 (the "Amendment") to Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the SEC on February 26, 2003 (the "Original Filing") by Marlton Technologies, Inc. ("Marlton"), a Pennsylvania corporation, Redwood Acquisition Corp., a Pennsylvania corporation ("Redwood"), Jeffrey K. Harrow, Scott J. Tarte, Robert B. Ginsburg, Alan I. Goldberg, Michael Tomkin, Donald R. Sparks, Sr., Fred Cohen, Charles P. Stetson, Jr. (a/k/a/ Lombard Associates) and Seymour Hernes (collectively, the "Affiliated Shareholders"). (Michael Tomkin ceased to be an Affiliated Shareholder in February/March 2003).

Item 15.      Additional Information.

         This Amendment is filed in connection with the Agreement and Plan of Merger dated as of February 20, 2003 by and between Marlton and Redwood. On June 20, 2003, Marlton issued a press release announcing that it had agreed to a proposal by Redwood to terminate the merger agreement. As a result of the termination of the merger agreement, the going private transaction described in the Original Filing will not be completed.

Item 16.      Exhibits.

         Item 16 of the Schedule 13E-3 is hereby amended by adding the following information:

         (a) Marlton's Press Release dated June 20, 2003.

         (b) Termination Agreement by and between Marlton and Redwood.

Item 16 (a)

                            Marlton Terminates Merger

Philadelphia, PA, June 20, 2003 - Marlton Technologies, Inc. ("Marlton") (ASE:
MTY) has agreed to a proposal by Redwood Acquisition Corp. ("Redwood") to terminate their Agreement and Plan of Merger dated as of February 20, 2003 (the "Merger Agreement"), and has decided to remain an independent public company.

In the Fall of 2002, the Marlton Board of Directors appointed a Special Committee of independent Directors to evaluate and make a recommendation to the Board regarding Redwood's offer and any other competing offers to acquire the Company. The Special Committee, after considering and evaluating a number of factors relating to Marlton, the proposal by Redwood to terminate the Merger Agreement and the two other preliminary inquiries regarding possible acquisitions of Marlton, and after consulting with its independent financial advisor and counsel, recommended to Marlton's Board of Directors that it accept Redwood's proposal to terminate the Merger Agreement and that it not pursue discussions with the two other potential acquirers. Marlton's Board of Directors accepted the recommendations of the Special Committee and executed an agreement with Redwood terminating the Merger Agreement.


Marlton Technologies, Inc., through its Sparks Exhibits & Environments and DMS Store Fixtures subsidiaries, is engaged in the design, marketing and production of trade show, museum, theme park and themed interior exhibits and store fixture and point of purchase displays, both domestically and internationally.

This press release may contain statements that are forward-looking within the meaning of applicable federal securities laws and may be based on Marlton's current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause the actual results to differ materially from those anticipated. Factors that could cause actual results to differ include the factors set forth in Marlton's annual report on Form 10-K for the fiscal year ended December 31, 2002, and as may be updated in any subsequent quarterly report on Form 10-Q, all filed with the Securities and Exchange Commission.

Contact: Alan Goldberg
Phone: (215) 676-6900
E-mail: agoldberg@sparksonline.com

Item 16(b)



                              TERMINATION AGREEMENT


         THIS TERMINATION AGREEMENT, dated as of June 19, 2003 (the "Agreement") , is by and between Redwood Acquisition Corp., a Pennsylvania corporation (the "Purchaser"), and Marlton Technologies, Inc., a Pennsylvania corporation (the "Company").

                              W I T N E S S E T H :

         WHEREAS, the Company and Purchaser have entered into an Agreement and Plan of Merger dated February 20, 2003 (the "Merger Agreement"), whereby the Company would merge with and into the Purchaser, with the Purchaser being the surviving entity (the "Merger");

         WHEREAS, Section 7.1(a) of the Merger Agreement provides that the Merger Agreement may be terminated at any time pursuant to the mutual consent of the Purchaser and the Company; and

         WHEREAS, the Purchaser and the Company have mutually decided to terminate the Merger Agreement and not to effectuate the Merger.

         NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

         1. Termination of the Merger Agreement:

                  (a) The Merger Agreement is hereby terminated pursuant to
Section 7.1(a) of the Merger Agreement as of the date hereof. The Merger Agreement is therefore void and of no further effect, and neither party has any further rights or obligations to other arising from, under or out of the Merger Agreement or the transaction contemplated thereby, except that Sections 5.4(b),
7.2 and 9.1 of the Merger Agreement shall survive the termination of the Merger Agreement.

                  (b) The parties agree that the Company shall not be required to pay to the Purchaser its Legal Fees (as defined in the Merger Agreement).

                  (c) The Company and the Purchaser shall prepare and file with the Securities and Exchange Commission (the "SEC") an amendment to the Schedule 13E-3 to reflect the termination of the Merger Agreement. Each party shall cooperate and cause its representatives to cooperate with the other party's representatives in the preparation and filing of the amendment to the Schedule 13E-3 and any other required filings with the SEC.

         2. Miscellaneous:

                  (a) This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to any principles of conflicts of law.

                  (b) This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof, and may not be waived orally.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          REDWOOD ACQUISITION CORP.


                                          By:      ___________________
                                          Name:    Jeffrey K. Harrow
                                          Title:   Chairman of the Board

                                          MARLTON TECHNOLOGIES, INC.

                                          By:      ___________________
                                          Name:    Robert B. Ginsburg
                                          Title:   President

                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Marlton Technologies, Inc.



July 2, 2003             By:  /s/ Jeffrey K. Harrow
                                  -----------------
                                  Jeffrey K. Harrow, Chairman of the Board


                         Redwood Acquisition Corp.



July 2, 2003                 By: /s/ Scott J. Tarte
                                     --------------
                                     Scott J. Tarte, President



July 2, 2003                      /s/ Jeffrey K. Harrow
                                      -----------------
                                      Jeffrey K. Harrow



July 2, 2003                       /s/ Scott J. Tarte
                                       --------------
                                       Scott J. Tarte



July 2, 2003                       /s/ Robert B. Ginsburg
                                       ------------------
                                       Robert B. Ginsburg


July 2, 2003                       /s/ Alan I. Goldberg
                                       ----------------
                                       Alan I. Goldberg



July 7, 2003                       /s/ Donald R. Sparks, Sr.
                                       ---------------------
                                       Donald R. Sparks, Sr.



July 8, 2003                       /s/ Fred Cohen
                                       ----------
                                       Fred Cohen



July 14, 2003                      /s/ Seymour Hernes
                                       --------------
                                       Seymour Hernes



July 7, 2003                       /s/ Charles P. Stetson, Jr.
                                       -----------------------
                                       Charles P. Stetson, Jr.,
                                       a/k/a Lombard Associates